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                                                Hunton & Williams LLP
                                                Riverfront Plaza, East Tower
                                                951 East Byrd Street
                                                Richmond, Virginia 23219-4074

                                                Tel      804 - 788 - 8200
                                                Fax      804 - 788 - 8218


                                                File No: 53582.20
May 27, 2005

VIA EDGAR

Ms. Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Columbia Equity Trust, Inc.
         Amendment No. 1 to Registration Statement on Form S-11, filed on April 27, 2005
         Registration No. 333-122644

Dear Ms. Garnett:

As counsel to Columbia Equity Trust, Inc., a Maryland corporation (the "Company"), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the "Securities Act"), Amendment No. 2 ("Amendment No. 2") to the Company's Registration Statement on Form S-11 (File No. 333-122644) (the "Registration Statement"), together with exhibits, and the Company's responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter to Mr. Oliver T. Carr, III of the Company, dated May 17, 2005.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your May 17, 2005 comment letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Jeffrey Shady, Rachel Zablow and Steven Jacobs a courtesy copy of this letter and two courtesy copies of Amendment No. 2 filed by the Company on the


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Ms. Karen J. Garnett
May 27, 2005
Page 2


date hereof, one copy of which has been marked to reflect changes made to Amendment No. 1 to the Registration Statement filed with the Commission on April 27, 2005 ("Amendment No. 1"). These changes have been made in response to the Staff's comments and for the purpose of updating and revising certain information in Amendment No. 1. All page references in the responses below are to pages of the blacklined version of Amendment No. 2.

Contribution Agreements

1. We note from your response to comment 1 that you believe that the private placements of the operating partnership units were completed prior to the filing of the registration statement and that pursuant to Rule 152 these private placements should not be integrated with this offering. We also note you amended several of these contribution agreements subsequent to filing the registration statement to permit Carr Capital and its affiliates to elect to receive shares of common stock in lieu of operating partnership agreements and to extend the closing date. As such it does not appear that you may rely upon Rule 152 since the material terms of the contribution agreements were not fixed prior to filing the registration statement. Please provide further analysis regarding integration of these private placements with the IPO.

         RESPONSE:Prior to the initial filing of the Registration Statement, the Company entered into binding contribution agreements and membership interest sale agreements with respect to its initial properties. Certain of these agreements provided for the issuance of operating partnership units and certain of the agreements provided for the payment of cash in exchange for interests in the initial properties. With three exceptions, all of the contribution agreements relating to the issuance of operating partnership units were with executive officers of the Company and members of their immediate families or entities wholly-owned by such persons ("COE Affiliates"). Each contributor that elected to receive operating partnership units under the agreements is an accredited investor and is currently a direct investor in one or more of the properties that will constitute the Company's initial property portfolio upon completion of the offering and the formation transactions. The Company entered into contribution agreements with three individual accredited investors who are not COE Affiliates and who elected to receive operating partnership units in the formation transactions and executed contribution agreements prior to the initial filing of the Registration Statement. None of these contribution agreements has been amended.

         As noted in the Staff's comment, certain of the original contribution agreements and membership interest sale agreements executed by COE Affiliates prior to the initial filing of the Registration Statement were amended after the initial filing of the Registration Statement. The purpose of the amendments evidenced by Exhibits 10.51 - 10.56 and Exhibits 10.58 - 10.63, filed with Amendment No. 1, was solely to extend the closing date for the formation transactions to June 30, 2005, due to delays in the initial schedule for the offering and completion of the formation transactions. Each of the extension amendments was executed prior to the original closing date. Under the terms of the original contribution agreements, the closing of the formation transactions is contingent upon completion of


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Ms. Karen J. Garnett
May 27, 2005
Page 3


         the Company's initial public offering. When it became apparent that the offering would not close by the original closing date under the original contribution agreements, the agreements were amended so as to extend the closing date. No other changes were made to the agreements. The Company respectfully submits that this amendment to extend the closing date does not affect the underlying investment decision of the contributors who elected to receive operating partnership units and should not affect the Company's ability to rely on Rule 152.

         In addition, the three contribution agreements described below, all of which are between the Company and COE Affiliates, were also amended as described below:

                  - Exhibit 10.65 - Amended and Restated Contribution Agreement, dated April 1, 2005, by and between Carr Capital Real Estate Investments and Columbia Equity, LP (Other Properties).

                  - Exhibit 10.66 - Amended and Restated Contribution Agreement, dated April 1, 2005, by and between Carr Holdings, LLC and Columbia Equity, LP (Other Properties).

                  - Exhibit 10.67 - Amended and Restated Contribution Agreement, dated April 1, 2005, by and between The Oliver Carr Company and Columbia Equity, LP (Other Properties).

                  - Exhibit 10.68 - Amended and Restated Contribution Agreement, dated April 1, 2005, by and between Carr Capital Corporation and Columbia Equity, LP (Asset Management Agreements).

                  - Exhibit 10.69 - Amended and Restated Contribution Agreement, dated April 1, 2005, by and between Carr Capital Corporation and Columbia Equity, LP (Future Asset Management Agreements).

         Exhibit 10.67 amended original contribution agreements (filed as Exhibits 10.43 - 10.45), which obligated certain COE Affiliates to contribute interests it acquired in any commercial office building in the Greater Washington, D.C. area prior to the offering to Columbia Equity, LP. The Company entered into the amendments to accommodate the COE Affiliates who were seeking to assist the Company by acquiring interests in the Loudoun Gateway IV property prior to completion of the offering (so as to meet the original closing date under the acquisition agreement with the third party seller), and such contributors would in turn convey these interests to the Company upon completion of the formation transactions. The Company agreed to amend these contribution agreements, at the request of the COE Affiliates, to permit such contributors to receive common stock, in lieu of operating partnership units, since the tax benefit to such contributor of receiving operating partnership units for contribution of the Loudoun Gateway IV property was not present. Since the execution of the amendment to the contribution agreements and the filing of Amendment No. 1, the Company has learned that because of delays associated with the seller of the Loudoun Gateway IV property the COE Affiliates will not need to acquire interests in the Loudoun Gateway IV property prior to completion of the offering and, as described in Amendment No. 2, the Company will acquire the Loudoun Gateway IV property directly from the third party seller following completion of the offering. As a result, no operating partnership units or common stock will be issued to the COE Affiliates pursuant to the amended contribution agreements. Accordingly, there should be no integration issue with respect to these amendments to the contribution agreements.


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Ms. Karen J. Garnett
May 27, 2005
Page 4


         Exhibits 10.68 and 10.69 amended the contribution agreements previously filed as Exhibits 10.46 and 10.47 to permit Carr Capital to receive common stock, rather than operating partnership units, in exchange for asset management agreements to be contributed to the Company in the formation transactions. The original contribution agreements had provided that Carr Capital would contribute all asset management agreements to the Company in exchange for operating partnership units. As described in the Registration Statement, Carr Capital is an accredited investor and is owned by Oliver T. Carr, III, chairman and chief executive officer of the Company, Clinton D. Fisch, senior vice president and director of acquisitions of the Company and Oliver T. Carr, Jr., the father of Oliver T. Carr, III. Oliver T. Carr, Jr. will receive operating partnership units in the formation transactions aggregating over $7 million and as described in Amendment No. 2 will be offered the opportunity to purchase a substantial number of shares of common stock in the directed share program. Mr. Carr, Jr., through Carr Holdings and Carr Capital, is an existing investor in 11 of the 13 properties that will constitute the Company's initial property portfolio upon completion of the offering and the formation transactions. Mr. Carr, Jr. is a well-known and long time investor in Washington, D.C. area commercial real estate and previously served as chairman and chief executive officer of Carr America Realty Corporation, a large publicly owned real estate investment trust with substantial ownership of commercial office buildings in the greater Washington, D.C. area. As the father of the Company's Chairman and CEO and with a background as a sophisticated and experienced investor in commercial office real estate in the greater Washington, D.C. area, the Company does not believe that the contributor entities owned by Mr. Carr Jr. are investors that need the protection of the registration. Under an unpublished 1994 SEC administrative position known as the "Macy's Position," individual accredited investor affiliates of the issuer, including without limitation, senior executives and members of management, may be permitted to participate in an offering that is intended to follow the guidance in the Black Box/Squadron Ellenhoff no-action letters. The Staff took this position because it believed that this class of investors were did not need the protections afforded by the Securities Act. While the Company does not believe that the amendments to the contribution agreements with Carr Capital and its affiliates modified the contributor's underlying investment decision, the Company believes that the Macy's Position should be construed to permit a transaction with accredited investor affiliates even after the filing of the initial registration statement and that any such transaction should not be integrated with the registered offering of the common stock by the Company.

         As described in the Registration Statement, beginning one year after the date of issuance, limited partners will have the right to require the operating partnership to redeem their operating partnership units for cash, or, at the Company's sole election, shares of common stock on a one-for-one basis. It is the Company's understanding that the Staff has a long time position that an offering of operating partnership units could be integrated with an offering of a REIT's common stock as the Staff viewed an offering of partnership units which were redeemable, under certain circumstances, for shares of REIT common stock to be an offering of the same security, i.e. REIT stock and the Company presumes


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Ms. Karen J. Garnett
May 27, 2005
Page 5


         that this position is what prompted the Staff to issue this comment No.
         1. Under this reasoning, the Company does not believe that an amendment for the purposes of allowing a contributor to receive common stock in lieu of operating partnership units is in fact a substantive amendment and does not change the contributors' underlying investment decision. The contributor remains bound to receive the units/stock but was merely given the option to specify which of the two forms of security, each of which is, in the Staff's view, deemed to be the same security as the other, it would receive. Based on the Staff's view of these securities as fungible for integration purposes, the Company does not believe that there can be an integration of the two securities. In addition, the business reason for entering into the amendments has changed and the Company does not expect to issue any shares of common stock or operating partnership units under the amendments evidenced by Exhibits
         10.68 and 10.69.

2. We note that the consideration payable in a number of the contribution agreements is based on the amount of net cash flow that the contributors would be entitled to receive under the relevant LLC agreements upon a hypothetical sale of the property. Supplementally, please provide copies of the LLC agreements, including any amendments, referenced in Exhibits 10.1, 10.2, 10.4, 10.12, 10.14, and 10.15. Also,
         please explain supplementally how the consideration will be calculated under these agreements and give us examples of how the formulas will work.

The Company will supplementally provide the Staff copies of the LLC agreements.

The amounts received for the contributor's membership interests were based on agreed upon formulas described in the LLC or partnership agreement for the entity that owns the property. The distributions for the equity investors in Greenbriar Corporate Center, Sherwood Plaza, King Street, Madison Place, Independence Center, and 1575 Eye Street are as follows:

Additionally, as requested in the Staff's comment, an example of the net cash flow contributors would be entitled to receive from a hypothetical sale is attached to this letter as Annex A.

Greenbriar Corporate Center

In accordance with the LLC agreement of Carr Capital Greenbriar, LLC, all cash flow distributions (including proceeds from the sale of the Greenbriar Corporate Center) are distributed to the investors as follows:

         1. First, distributions are made to all investors on a pro rata basis until they have received a 15% Priority Return (Internal Rate of Return or "IRR") on their invested equity capital, calculated based on a daily accrual and annual compounding.

         2. Second, after all investors have received a 15% Priority Return (IRR), the remaining cash flow is distributed 75% to all investors on a pro rata basis and 25% as an additional distribution to investors in Carr Capital/Holualoa Greenbriar.


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Ms. Karen J. Garnett
May 27, 2005
Page 6


Based on the agreed upon hypothetical sales price of $15,406,000, and adjusting for distributions made to date, agreed upon transactions costs, debt prepayment and related prepayment penalties, and the distribution of cash on hand, Greenbriar Corporate Center is projected to generate an IRR to the selling/contributing investors that is less than the 15% Priority Return. Therefore, all distributions from the hypothetical sale will be made on a pro rata basis.

Sherwood Plaza

In accordance with the LLC agreement of Holualoa/Carr Capital Sherwood, LLC all cash flow distributions (including proceeds from a sale of Sherwood Plaza) are distributed to the investors as follows:

         1. First, distributions are made to all investors on a pro rata basis until they have received a 20% Priority Return (Internal Rate of Return or "IRR") on their invested equity capital, calculated based on monthly accrual and monthly compounding.

         2. Second, after all investors have received a 20% Priority Return (IRR), all remaining cash flow is distributed 85% to K3 Sherwood, LLC and 15% to Carr Capital REI Sherwood, LLC.

         3. Third, all cash flow distributions made to Carr Capital REI Sherwood, LLC in excess of the 20% Priority Return to the Carr Capital REI Sherwood, LLC investors shall be distributed 100% to Carr Capital Real Estate Investments, LLC, which is a wholly-owned subsidiary of Carr Capital Corporation.

King Street

In accordance with the LLC agreement of King I, LLC all Capital Transaction Proceeds (including proceeds from a sale of King Street) are distributed to the investors as follows:

         1. First, Capital Transaction Proceeds are distributed to Aetna until such time as Aetna has received a 10% internal rate of return ("IRR"); an annual rate of return calculated using monthly compounding.

         2. Second, Capital Transaction Proceeds are distributed to non-Aetna members until the non-Aetna members have received a 10% IRR.

         3. Third, proceeds are distributed 85% to Aetna and 15% to the Non-Aetna Members until Aetna has received a 15.75% IRR.

         4. Lastly, all remaining proceeds are distributed 50% to Aetna; 1.84% to Oliver T. Carr, Jr.; 0.54% to Judith Klock; 0.73% to the Peter A. Klock Trust; 27.54% to the Oliver Carr Company; and 19.34% to Carr Capital Real Estate Investments, LLC.


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Ms. Karen J. Garnett
May 27, 2005
Page 7


Madison Place

In accordance with the LLC agreement of Madison Place, LLC all Capital Transaction Proceeds (including proceeds from a sale of Madison Place) are distributed to the investors as follows:

1. First, the Capital Transaction Proceeds are distributed to Aetna until such time as Aetna has received Capital Transaction Proceeds equal to its Capital Contribution (original investment).

2. Second, the Capital Transaction Proceeds are distributed to the investors in Carr Capital Madison, LLC ("CCM") until such time as CCM has received Capital Transaction Proceeds equal to its Capital Contribution (original investment). The investors in CCM include Holualoa K3 Madison, LLC, Clark Madison, LLC and Carr Capital Real Estate Investments, LLC.

3. Third, the Capital Transaction Proceeds are distributed to Aetna until Aetna has received a 12% internal rate of return ("IRR") on its Capital Contributions. The IRR is an annual rate of return calculated using monthly compounding.

4. Fourth, the Capital Transaction Proceeds are distributed to CCM until CCM has received a 12% IRR on its Capital Contributions.

5. Fifth, the Capital Transaction Proceeds are distributed 75% to Aetna and 25% to CCM until Aetna has received a 15% IRR on its Capital Contributions.

6. Sixth, the Capital Transaction Proceeds are distributed 65% to Aetna and 35% to CCM until Aetna has received a 17% IRR on its Capital Contributions.

7. Seventh, the remaining Capital Transaction Proceeds are distributed 50% to Aetna and 50% to CCM.

Distributions of Capital Transaction Proceeds to Carr Capital Madison, LLC are to be distributed to the members as follows:

         1. First, distributions of Capital Transaction Proceeds will be made to the members on a pro rata basis until the members have received a return of their Capital Contributions.

         2. Second, distributions will be made to the members on a pro rata basis until the members have received a 12% IRR on their Capital Contributions, calculated as an annual rate of return using monthly compounding.

         3. Third, all remaining distributions of Capital Transaction Proceeds will be distributed as follows:

                  a. Members will receive pro rata distributions of amounts calculated on the basis of CCM's 15% Membership Percentage in Madison Place, LLC.
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Ms. Karen J. Garnett
May 27, 2005
Page 8


                  b. All amounts in excess of the Company's 15% Membership Percentage (defined as the "Promote") will be distributed 58% to Carr Capital Real Estate Investments, LLC; 31.5% to Holualoa K3 Madison, LLC; and 10.5% to Clark Madison LLC.

Independence Center

In accordance with the LLC agreement of 15036 Conference Center Drive, LLC, all undistributed Cash Flow from Excess Financing Proceeds or Dispositions (including proceeds from a sale of Independence Center) shall be distributed as follows:

         1. First, to the Members on a pro rata basis until the Members have received a return of their Capital Contributions.

         2. Second, to the Members on a pro rata basis until Conference Center Drive Realty Company LLC ("CCDRC") has received a 12% IRR on its invested capital, calculated as an annual rate of return based on monthly compounding.

         3. Third, 80% to CCDRC and 20% to Carr Capital Westfields, LLC until the cumulative amount distributed to CCDRC generates a 15% IRR.

4.       Fourth, 70% to CCDRC and 30% to Carr Capital Westfields, LLC.

Distributions of Net Cash Flow (including sale proceeds) to Carr Capital Westfields, LLC (the "Company") are to be distributed to the members as follows:

                  a. Distributions of Net Cash Flow shall be made to the members on a pro rata basis; with the exception of any distributions which are in excess of the amount that would have been distributed to the Company had such distribution to the Company been calculated on the basis of and in an amount equal to the Company's percentage interest in 15036 Conference Center Drive LLC (the amount of such excess to be referred to as the "Promote").

                  b. Distributions of the Promote shall be made on a the basis of 77.5% to Carr Capital Real Estate Investments, LLC and 22.5% to Holualoa K3 Westfields, LLC. Carr Capital Real Estate Investments, LLC is a predecessor entity to Columbia Equity Trust.

1575 Eye Street

In accordance with the Second Amended and Restated Agreement of Partnership of 1575 Eye Associates, all Distributions of Net Capital Proceeds (including proceeds from a sale of 1575 Eye Street) are to be distributed to the investors as follows:

(Please note that the capital invested in 1575 Eye Associates is separated into a Class I Capital tranche totaling $17,719,005 of which Carr Capital 1575 Eye, LLC invested $7,719,005 and the American Society of Association Executives ("ASAE") invested $10,000,000; and a subordinate Class II Capital tranche totaling $1,262,458 which is owned 100% by ASAE.)


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Ms. Karen J. Garnett
May 27, 2005
Page 9


         1. First, 100% of the Net Capital Proceeds shall be distributed to the Class I investors until those investors have received a 9% IRR on their Class I Capital. The IRR is calculated as an annual rate of return based on monthly compounding.

         2. Second, 100% of the Net Capital Proceeds shall be distributed to Carr Capital 1575 Eye, LLC until such time as Carr Capital 1575 Eye, LLC has received a 15% IRR.

         3. Third, 100% of the Net Capital Proceeds shall be distributed to ASAE until such time as ASAE has received a 15% IRR on its Class I Capital.

         4. Fourth, 100% of the Net Capital Proceeds shall be distributed to ASAE until such time as ASAE has received a 17% IRR on its Class II Capital.

         5. Fifth, any remaining Net Capital Proceeds shall be distributed to the partners in proportion to their percentage interests.

3. We note that the consideration payable in a number of the contribution agreements is based on the value of the contributor's membership interest plus an internal rate of return as defined in the relevant operating agreement. Supplementally, please tell us how you will calculate the value of the contributors' membership interests. If known, please quantify the amount of the contributor's interest under each of the agreements and provide examples of how the formulas will work. Also, please provide copies of the operating agreements that define internal rate of return and any amendments to those agreements.

         RESPONSE: The value of the contributors' interests in Meadows IV, Atrium, Victory Point and the Suffolk Building were calculated based on an agreed upon formula whereby the contributors receive their capital contributions plus an agreed upon internal rate of return ("IRR") as detailed in the relevant LLC agreements. Additionally, as requested in the Staff's comment, the estimated values of the contributor's interests, assuming a contribution date of June 30, 2005, are provided on Annexes C - F to this letter. The amounts reflected in Annexes C - F assume a closing date of June 30, 2005. The amounts currently shown in the Registration Statement were based on a different set of closing assumptions. The Company will update the amounts in the Registration Statement in a subsequent amendment prior to printing preliminary prospectuses to reflect the amounts shown in Annexes C-F.

         The specific return calculations for each property are as follows:

         Meadows IV

         Section 8.4 of the LLC agreement of Meadows IV Investors, LLC states that the contributors' interests are valued based on the contributors receiving a 20% IRR on their invested equity calculated based on a minimum holding period of six months. For purposes of this valuation, the IRR will be calculated from the date of the original


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Ms. Karen J. Garnett
May 27, 2005
Page 10


         investment to the contribution date as an annual rate using monthly compounding. Any interim distributions of cash flow will be deemed to have been made on the last day of the month in which the distribution was made.

         See Annex C.

         Atrium

         Section 6.8 of the LLC agreement of Atrium Building, LLC states that the newly formed Carr REIT (Columbia Equity Trust) may acquire 40% of Aetna's interest in the property for an amount equal to the greater of the amount which will provide Aetna with a 14% IRR on the 40% interest being sold, or 40% of Aetna's original capital contribution plus $200,000. This right to acquire 40% of Aetna's interest was originally valid through November 25, 2004 but the exercise date was subsequently extended to July 15, 2005 through an amendment to the Atrium Building, LLC agreement.

         For purposes of this valuation, the IRR is calculated from the date of the original investment to the contribution date as an annual rate using monthly compounding. Any interim distributions of cash flow will be deemed to have been made on the last day of the month in which the distribution was made.

         The valuation of the contributor interests for the Oliver Carr Company, Carr Holdings, LLC and Carr Capital Real Estate Investments use the same method of valuation. The contributors' interests are valued based on their receipt of a minimum of a 14% IRR on their investment. This calculation is documented in the Contribution Agreements for these contributors.

         See Annex D.

         Victory Point (formerly known as Victory Center and Meadows V)

         Section 8.4 of the LLC agreement for Meadows V Investors, LLC states that the contributors' interests (excluding Carr Capital Real Estate Investments, LLC) are valued based on the contributors receiving a 20% IRR on their invested equity calculated based on a minimum holding period of six months. For purposes of this valuation, the IRR will be calculated from the date of the original investment to the contribution date as an annual rate using monthly compounding. Any interim distributions of cash flow will be deemed to have been made on the last day of the month in which the distribution was made.

         Pursuant to the contribution agreement for Carr Capital Real Estate Investments, LLC regarding the contribution of future membership interests (Exhibit 10.43), Carr Capital Real Estate Investments is entitled to a return equivalent to the 30 day London Interbank Offered Rate (Libor) as quoted in the Wall Street Journal on the date of closing plus 8% through the contribution date.


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Ms. Karen J. Garnett
May 27, 2005
Page 11


         As of the March 8, 2005 closing date of the acquisition of Victory Point, the 30 day Libor rate was 2.77%; including the 8% add-on rate, the total rate of return to Carr Capital Real Estate Investments, LLC is 10.77%.

         See Annex E.

         Suffolk Building

         In accordance with the contribution agreements for Carr Capital Real Estate Investments, LLC and Carr Holdings, LLC regarding the contribution of future membership interests (Exhibits 10.43 and 10.44), Carr Capital Real Estate Investments, LLC and Carr Holdings, LLC are entitled to a return equivalent to the 30 day London Interbank Offered Rate (Libor) as quoted in the Wall Street Journal on the date of closing plus 8% through the contribution date.

         As of the May 4, 2005 closing date of the acquisition of the Suffolk Building, the 30 day Libor rate was 3.09%; including the 8% add-on rate, the total rate of return to Carr Capital Real Estate Investments, LLC is 11.09%.

         See Annex F.

4. Refer to Exhibit 10.47. Supplementally, please explain how you will determine the projected aggregate asset management fees that are the basis for the consideration under this contribution agreement. Provide examples of how the formula will work.

         RESPONSE:The Company supplementally advises the Staff that notwithstanding the provisions of Exhibit 10.47, no additional consideration will be paid by the Company for any additional asset management agreements contributed to the Company.

5. Please file the operating partnership agreement with your next amendment or provide a copy of the agreement supplementally for us to review.

         RESPONSE: The Company will supplementally provide the Staff with a draft copy of the operating partnership agreement and will file the operating partnership agreement as an exhibit in a subsequent pre-effective amendment.

6. Supplementally, please discuss application of the roll-up rules to the formation transactions. If you believe the transactions are exempt from roll-up disclosure, please provide a detailed analysis supporting your conclusion.


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Ms. Karen J. Garnett
May 27, 2005
Page 12


         RESPONSE: The Company believes the formation transactions do not constitute a "roll-up transaction" as defined in Item 901(c) of Regulation S-K as a result of the exception specified in Item 901(c)(2)(ii) of Regulation S-K. The offering and issuance of securities in the formation transactions is being undertaken in reliance on the exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

General

7. We note from your response to comment 2 that you will use approximately 82% of the estimated proceeds of this offering to purchase identified properties. Under these circumstances, prior performance disclosure of the type required by Guide 5 for limited partnerships and applicable to IPO's of REITs pursuant to Release 33-6900, may not be required. However, should the amount of your offering or your intended use of proceeds change prior to effectiveness, please advise.

         RESPONSE: The Company notes the Staff's comment.



Prospectus Summary, page 1

         Our Market, page 2

8. We note your response to prior comment 11. Please further revise the summary to eliminate or substantially reduce the disclosure under this heading. Detailed information about the market where you intend to focus is more appropriate for the body of the prospectus.

         RESPONSE: The Company has deleted certain information on page 2 in response to this comment.



         Our Tax Status, page 11

9. We note your response to prior comment 21; however, we continue to believe that disclosure indicating you have received an opinion of counsel is appropriate for the summary. Please revise to clarify that you have received an opinion of counsel regarding your REIT status, consistent with the disclosure on page 131.

         RESPONSE: The Company has revised the disclosure on page 12 in response to this comment.

Ms. Karen J. Garnett
May 27, 2005
Page 13



Risk Factors, page 16

Risk Related to Our Business and Properties, page 16

10. Recent news reports have indicated that the Department of Defense plans to move a substantial number of employees away from the Washington, D.C. metropolitan area, vacating a significant amount of leased space. Supplementally, please tell us how such a relocation would affect your portfolio. Consider providing additional risk factor disclosure that addresses this potential loss of tenants.

         RESPONSE: The Company has added disclosure on page 16 to specifically address this risk in response to this comment.

         Our management and board of directors have discretion to increase the amount of our outstanding debt..., page 21

11. Please revise to describe this risk in more detail and to explain how the risk affects Columbia Equity or the securities being offered.

         RESPONSE: The Company has combined the disclosure in the referenced risk factors with an existing risk factor on page 23.



         We may experience conflicts of interest with our chairman, president and chief executive officer and several of our executive officers relating to their ownership of operating partnership units, page 22



12. We note your response to prior comment 30. Please revise the risk factor to clarify that you currently have no policy or procedures in place to resolve conflicts of interest.

         RESPONSE: The Company has revised the disclosure on page 25 in response to this comment.



Distribution Policy, page 36

13. Refer to comment 39. We reissue that portion of the comment that requests you revise this section to clarify that distributions in excess of available cash will constitute a return of capital rather than a dividend to stockholders.

Ms. Karen J. Garnett
May 27, 2005
Page 14


         RESPONSE: The Company has revised the disclosure on pages 11 and 39 in response to this comment.



14. We note your response to comment 41. We also note that your debt agreements will impose limits on your operations and your ability to make distributions to your stockholders. Please revise this section to provide a detailed discussion of each of those limits. In this regard, we note your disclosure on this page and the risk factor on the bottom of page 21.

         RESPONSE: The Company has revised the disclosure on page 39 in response to this comment.



Selected Financial and Other Data, page 37

15.      We are unable to locate the revisions made in response to prior comment
         43. We reissue prior comment 43 and ask you to amend your disclosure throughout the filing, as appropriate, or advise us.

         RESPONSE: The Company has revised the disclosure on pages 16 and 42 in response to this comment.



Summary of Critical Accounting Policies and Estimates

Investment in Real Estate, page 43

16. Please supplementally advise us why you do not intend on applying purchase accounting for acquisitions from related parties in which stock or units are issued as consideration. In your response, please explain why these transactions are outside the scope of SFAS No. 141. Refer to paragraph 10 of SFAS No. 141.

         RESPONSE: In response to this comment, the Company has revised the sentence to state, "For purchases of real estate from entities under common control . . . ", rather than "For purchases of real estate from related parties . . ." While paragraph 10 of Statement of Financial Accounting Standards ("SFAS") No. 141 clearly states that SFAS No. 141 applies to virtually all business combinations, Paragraph D11 of SFAS No. 141 states, "Consistent with the provisions of Opinion 16, paragraph 11 of this Statement states that the term business combinations excludes transfers of net assets or exchanges of shares between entities under common control." Paragraph D12 goes on to state, "When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of

Ms. Karen J. Garnett
May 27, 2005
Page 15


         the transferring entity at the date of transfer." The Company believes that the paragraph, with the change described above, is accurate.



Formation Transactions, page 54

17. We note your response and revision relating to our comment 54. Specifically, we note your statement in the second paragraph on page 56 that "the contributors have made limited representations and warranties in the contribution agreements." Please revise further to describe the specific representations and warranties made by the contributors.

         RESPONSE: The Company has revised the disclosure on page 61 in response to this comment.



Our Business and Properties, page 61

18. Please revise your business section to provide a more robust discussion of the private REIT that owns the Barlow Building property, including the name of the private REIT and the persons who control it. Also, describe any restrictions that may limit or prevent the private REIT from making a distribution to Columbia Equity.

         RESPONSE: The Company is currently negotiating the precise structure of the acquisition and ownership of the Barlow Building. The Company has disclosed the currently contemplated structure in numerous places in the Registration Statement, including pages 7, 64, 94 and 97-99 in Amendment No. 2 and will disclose more definitive information in subsequent amendments as the information becomes available. The Company does not expect that there will be any specific restrictions that will limit or prevent the private REIT from making distributions to the Company. The Company has added additional risk factor disclosure on pages 19 and 20 with respect to its investment in the Barlow Building.



         Our Joint Venture Agreements, page 91

19. You indicate in the first sentence under this heading that you will own interests in six of your initial properties through joint ventures. Please reconcile this with your statement at the bottom of page 57 that you will acquire partial ownership interests in eight of your initial properties.

         RESPONSE: The Company has revised the disclosure on page 97 in response to this comment.

Ms. Karen J. Garnett
May 27, 2005
Page 16


20. We note the summary of your joint venture agreements with JP Morgan Investment Management, Inc. and Aetna Life Insurance Company. Please provide similar disclosure for your remaining joint venture agreements.

         RESPONSE: The Company has revised the disclosure on pages 97 - 103 in response to this comment.





Certain Relationships and Related Party Transactions, page 106

         Certain Business Relationships, page 107

21. We note your response to comment 69. We are unable to locate the requested disclosure. Please revise to describe and quantify the "certain costs and expenses" incurred by Carr Capital that you will reimburse.

         RESPONSE: The Company has revised the disclosure on page 122 in response to this comment. The Company will quantify the reimbursement at the time the total amounts are known.

Underwriting, page 151

         Directed Share Program, page 152

22. We note your response to comment 73. We reissue our comment requesting that you tell us whether the business associates and related persons associated with you are registered broker-dealers. In this regard, we note that business associates and related persons associated with you will be eligible to purchase shares in the program.

         RESPONSE: The Company is seeking to complete the list of persons who may participate in the directed share program. Currently, the Company does not believe that any of the potential participants is a registered broker-dealer. The Company will supplementally advise the Staff if the Company becomes aware that any potential participant is a registered broker-dealer.


Unaudited Pro Forma Combined Balance Sheet, page F-4

23. We have read your response to comment 81 and understand that the formation transactions require use of cash raised in the offering. However, we continue to believe that the pro forma financial position of the registrant before the offering should be transparent to investors. In that regard, please revise to distinguish the adjustments

Ms. Karen J. Garnett
May 27, 2005
Page 17

         related to the information transactions in order to illustrate your historical financial position before and after the formation transactions, as well as the offering.

         RESPONSE: The format of the pro forma balance sheet has been revised in response to this comment.



Unaudited Pro Forma Combined Statement of Operations, page F-5

24. We have read your response to comment 82. We note that the size of the anticipated stock split is still under discussion and prior to the resolution of this matter, any earnings per share information will change. Once resolved, disclose basic and diluted per share data on the face of the pro forma income statement, as well as the number of shares used to compute per share data.

         RESPONSE: The pro forma balance sheet and notes 5 and 16 thereto have been modified to reflect the expected issuance of shares with a value of $950,000. The exact number of shares to be issued pursuant to the stock split will be determined when the Offering price is determined. Once this occurs, the Company will disclose basic and diluted per share data on the face of the pro forma income statement, as well as the number of shares used to compute per share data.



Notes to Unaudited Pro Forma Combined Financial Statements, page F-6

25. Related to footnote 5, revise to give pro forma balance sheet effect to the one-time compensation charge you expect to record at the time of the offering based upon the estimated fair value of the Company's stock on the grant date. Please note that pursuant to Article 11-02(b)(6) of Regulation S-X, pro forma balance sheet adjustments shall be computed regardless of whether they have a continuing impact or are nonrecurring.

         RESPONSE: The pro forma balance sheet has been changed to reflect a one-time compensation charge of $950,000 in response to this comment.



26. We note that depreciation has been calculated based on the estimated fair values of the assets being acquired. We reissue comment 84 and ask you to provide in a separate footnote sufficiently detailed support for your pro forma adjustment to depreciation expense. Disclose the new cost basis of each type of asset and the period and method of depreciation so that your policies and calculations are transparent to readers.

Ms. Karen J. Garnett
May 27, 2005
Page 18


         RESPONSE: The requested information has been added to Note 6 to the pro forma financial statements in response to this comment.



27. Further to our previous comment, we have reviewed your response to comment 84 and do not understand why information to complete a preliminary allocation of the purchase prices is not available. We note from page F-3 that these acquisitions are under contract, and it appears that you would have access to rent rolls and lease lists, if not the lease agreements. Please revise to perform a preliminary allocation and adjust your pro forma balance sheet and income statement, accordingly. You may highlight the uncertainties related to any amounts that may change and the related impact on your pro forma financial information. Refer to the Instructions to Rule 11-02 of Regulation S-X.

         RESPONSE: The requested information has been added to Note 6 to the pro forma financial statements in response to this comment.



Columbia Equity Trust, Inc. Predecessor

Combined Balance Sheets, page F-16

28. Please supplementally advise us why your deferred offering costs have been reflected on the balance sheet of the Predecessor instead of the registrant. Additionally, please separately present any amounts due to CCC for such costs that are included in "Accounts payable and accrued expenses." Finally, we do not understand why these costs are not being contributed to the REIT in note 4 to your pro forma balance sheet. Please revise or advise us.

         RESPONSE: Deferred offering costs have been reflected on the books of the Predecessor Company rather than the registrant because the Predecessor Company is legally responsible for these costs and is the "client" with whom professional service providers have made arrangements. The deferred offering costs are not being contributed to the registrant because the registrant, in the event of a successful public offering, will reimburse the Predecessor Company for offering costs incurred or paid on its behalf.

Note 2 - Summary of Significant Accounting Policies, page F-21

c)  Real Estate Entities, page F-21

29. We note that Columbia Predecessor uses the equity method to account for its investments in uncombined real estate entities because it has significant influence, but not control, over the investees' operating and financial decisions. Expand your discussion to disclose the criteria by which you assess significant influence for your investments in partnerships and limited liability companies.

Ms. Karen J. Garnett
May 27, 2005
Page 19

         RESPONSE: Footnote 2, sub-paragraph "c" has been expanded to better define "significant influence", in response to this comment.



Significant Properties

Combined Statements of Revenue and Certain Expenses, page F-39

30. We have read your response to comment 91 and note that Item 3-14 of Regulation S-X does not appear to distinguish between cash and unit consideration. In a supplemental response, clarify whether the related party interests are held by the common control group. If not, revise to include an audited statement of revenue and certain expenses for the three most recent fiscal years.

         RESPONSE: The Significant Properties are not being acquired from a related party. Columbia Equity Trust Predecessor, which is described in
         Note 1 to the financial statements as "a combination of real estate entities under common ownership and management", is a common control group and is contributing its ownership interests in the Significant Properties to Columbia Equity Trust, Inc. in exchange for partnership units in Columbia Equity, LP, for which Columbia Equity Trust, Inc. will be sole general partner. The remaining ownership interests in the Significant Properties are all being acquired from third parties unrelated to Columbia Equity Trust Predecessor or its management. Footnote 1 has been modified to clarify that the entities of which Columbia Predecessor is comprised are acting as a common control group.



31. We have read your response to comment 92 and await the filing of your supplemental schedule showing the significant test calculations required by Item 3-14 of Regulation S-X.

         RESPONSE: The Company notes the Staff's comment and advises the Staff that the information referenced in this comment was supplementally provided to Mr. Jeffrey Shady of the Staff under cover letter dated May 5, 2005.



King I, Madison Place and Carr Capital 1575 Eye Street Associates

Financial Statements, page F-50, F-60 and F-69

32. We have read your response to comment 93 and await the filing of your supplemental schedule showing your calculation of compliance with Item 3-09 of Regulation S-X.

Ms. Karen J. Garnett
May 27, 2005
Page 20

         RESPONSE: The Company notes the Staff's comment and advises the Staff that the information referenced in this comment was supplementally provided to Mr. Jeffrey Shady of the Staff under cover letter dated May 5, 2005.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8638.

Very truly yours,


/s/ David C. Wright

David C. Wright

cc:      Mr. Jeffrey Shady
         Ms. Rachel Zablow
         Mr. Steven Jacobs
         Mr. Oliver T. Carr, III
         John A. Good, Esq.

                                     ANNEX A

         EXAMPLE OF PARTNER PURCHASE BASED ON INITIAL VALUE OF MEMBERSHIP INTEREST PLUS AN AGREED UPON INTERNAL RATE OF RETURN

I    ASSUMPTIONS


     RETURN STRUCTURE      PARTNERS INVEST CAPITAL AND CAN BE BOUGHT OUT AT ANY
                           TIME FOR INVESTMENT AMOUNT PLUS AN INTERNAL RATE OF
                           RETURN OF 20%

     INITIAL VALUE OF MEMBERSHIP INTERESTS    $          2,000,000                     INVESTMENT DATE:                  6/30/2004
                                                                                       HYPOTHETICAL BUYOUT DATE:         6/30/2005

                                               INITIAL VALUE OF
     INVESTORS                                MEMBERSHIP INTEREST      OWNERSHIP %
                                              --------------------       ------
          Institutional Partner               $          1,000,000       50.00%
          Columbia Equity Trust Predecessor   $          1,000,000       50.00%
                                              --------------------       ------
     TOTAL                                    $          2,000,000       100.00%




II   INVESTMENT CASH FLOWS

                                            30-JUN-04     30-SEP-04    31-DEC-04      31-MAR-05    30-JUN-05
                                            ---------     ---------    ---------      ---------    ---------
     Equity Investment (Investment
       Amount)                           $  (2,000,000)
     Property Cash Flow Available for
       Distribution                                       $ 50,000     $  60,000      $ 70,000    $    75,000
     PURCHASE PRICE REQUIRED TO
       GENERATE A 20% IRR                                                                         $ 2,128,762
                                         -------------    --------     ---------      --------    -----------
       TOTAL                             $  (2,000,000)   $ 50,000     $  60,000      $ 70,000    $ 2,203,762

     INTERNAL RATE OF RETURN                  20.00%






III  DISTRIBUTION CALCULATION


     INSTITUTIONAL PARTNER                         30-JUN-04     30-SEP-04    31-DEC-04     31-MAR-05    30-JUN-05
                                                   ---------     ---------    ---------     ---------    ---------
           Pro Rata Distributions up to
             20% IRR-50% Share                    $(1,000,000)   $   25,000   $   30,000   $   35,000   $1,101,881
         TOTAL                                    $(1,000,000)   $   25,000   $   30,000   $   35,000   $1,101,881
         INSTITUTIONAL PARTNER - IRR                    20.00%


     COLUMBIA EQUITY TRUST PREDECESSOR             30-JUN-04     30-SEP-04    31-DEC-04     31-MAR-05    30-JUN-05
                                                   ---------     ---------    ---------     ---------    ---------
           Pro Rata Distributions up to
             20% IRR-50% Share                    $(1,000,000)   $   25,000   $   30,000   $   35,000   $1,101,881
         TOTAL                                    $(1,000,000)   $   25,000   $   30,000   $   35,000   $1,101,881
         COLUMBIA EQUITY TRUST PREDECSSOR - IRR         20.00%

     TOTAL PURCHASE PRICE                                                                               $2,203,762

                                     ANNEX B

       EXAMPLE OF DISTRIBUTION CALCULATION FROM PROPERTY SALE/CONTRIBUTION



I. ASSUMPTIONS
   RETURN STRUCTURE                 ALL CASH FLOW AND SALE DISTRIBUTIONS MADE ON A PRO RATA BASIS UNTIL ALL INVESTORS HAVE
                                    RECEIVED A 15% INTERNAL RATE OF RETURN ("IRR") ON INVESTED EQUITY. THEREAFTER,
                                    REMAINING PROCEEDS WILL BE DISTRIBUTED 50% TO THE INSTITUTIONAL PARTNER AND 50% TO
                                    COLUMBIA EQUITY TRUST PREDECESSOR


   PROPERTY PURCHASE PRICE                   $ 10,000,000            ACQUISITION DATE:               1/1/2003
                                                                     HYPOTHETICAL BUYOUT DATE:       6/30/2005
   HYPOTHETICAL SALE PRICE                   $ 12,000,000

   EQUITY INVESTMENT
   INVESTORS                               EQUITY INVESTMENT   OWNERSHIP %     15% IRR HURDLE
                                           -----------------   -----------     --------------
     Institutional Partner                   $  3,000,000        75.00%            50.00%
     Columbia Equity Trust Predecessor       $  1,000,000        25.00%            50.00%
                                             ------------       -------           -------
   TOTAL                                        4,000,000       100.00%           100.00%

   FINANCING
   1st. Mortgage                             $  6,000,000  Interest only payments at 5%



II INVESTMENT CASH FLOWS
   PROPERTY LEVEL CASH FLOWS               1-Jan-03       31-Mar-03      30-Jun-03    30-Sep-03    31-Dec-03    31-Mar-04
                                         ------------     ---------      ---------    ---------    ---------    ---------
   Equity Investment                     $ (4,000,000)
   Property Cash Flow Available for
     Distribution                                         $ 50,000       $ 60,000     $ 70,000     $ 75,000     $ 40,000
   Hypothetical Sale Price
   Less Payoff of Outstanding Debt

   Net Distributions                     $ (4,000,000)    $ 50,000       $ 60,000     $ 70,000     $ 75,000     $ 40,000
   INTERNAL RATE OF RETURN                      23.04%

   CASH FLOWS DISTRIBUTED UP TO A 15%
     IRR
   Net Distributors                      $ (4,000,000)    $ 50,000       $ 60,000     $ 70,000     $ 75,000     $ 40,000
   INTERNAL RATE OF RETURN                      15.00%

   CASH FLOW AVAILABLE AFTER 15% IRR
   Distributions

II INVESTMENT CASH FLOWS
   PROPERTY LEVEL CASH FLOWS              30-June 04     30-Sep-04     31-Dec-04     31-Mar-05      30-Jun-05
                                          ----------     ---------     ---------     ---------      ---------
   Equity Investment
   Property Cash Flow Available for         80,000         $ 25,000     $ 50,000      $ 50,000     $     50,000
     Distribution
   Hypothetical Sale Price                                                                         $ 12,000,000
   Less Payoff of Outstanding Debt                                                                 $ (6,000,000)

   Net Distributions                        80,000         $ 25,000     $ 50,000      $ 50,000     $  6,050,000
   INTERNAL RATE OF RETURN

   CASH FLOWS DISTRIBUTED UP TO A 15%
     IRR
   Net Distributors                         80,000         $ 25,000     $ 50,000      $ 50,000     $  5,067,265
   INTERNAL RATE OF RETURN

   CASH FLOW AVAILABLE AFTER 15% IRR
   Distributions                                                                                   $    982,745
                                                                                                   ------------
                                                                                                   $  6,050,000
     TOTAL DISTRIBUTIONS


III DISTRIBUTION CALCULATION
    INSTITUTIONAL PARTNER                 1-Jan-03       31-Mar-03     30-Jun-03    30-Sep-03    31-Dec-03
                                        ------------     ---------     ---------    ---------    ---------
      Pro Rata Distributions up to      $ (3,000,000)     $ 37,500      $ 45,000     $ 52,500     $ 56,250
       15% IRR-75% Share
      Distributions over a 15%
       IRR-50% Share
   TOTAL                                $ (3,000,000)     $ 37,500      $ 45,000     $ 52,500     $ 56,250

   INSTITUTIONAL PARTNER - IRR                20.45%

   COLUMBIA EQUITY TRUST PREDECESSOR      1-Jan-03       31-Mar-03     30-Jun-03    30-Sep-03    31-Dec-03
                                        ------------     ---------     ---------    ---------    ---------
     Pro Rata Distributions up to       $ (1,000,000)     $ 12,500      $ 15,000     $ 17,500     $ 18,750
       15% IRR-25% Share
     Distributions over a 15%                     0             0             0            0            0
       IRR-50% Share
   TOTAL                                $ (1,000,000)     $ 12,500      $ 15,000     $ 17,500     $ 18,750

   COLUMBIA EQUITY TRUST                      30.34%
     PREDECESSOR-IRR

   INSTITUTIONAL PARTNER               31-Mar-04    30-Jun-04   30-Sep-04    31-Dec-04    31-Mar-05     30-Jun-05
                                       ---------    ---------   ---------    ---------    ---------    -----------
     Pro Rata Distributions up to       $ 30,000    $ 60,000    $ 18,750     $ 37,500     $ 37,500     $ 3,800,441
       15% IRR-75% Share
     Distributions over a 15%                                                                          $   491,373
       IRR-50% Share
   TOTAL                                $ 30,000    $ 60,000    $ 18,750     $ 37,500     $ 37,500     $ 4,291,814

   INSTITUTIONAL PARTNER - IRR

   COLUMBIA EQUITY TRUST PREDECESSOR   31-Mar-04    30-Jun-04   30-Sep-04    31-Dec-04    31-Mar-05     30-Jun-05
                                       ---------    ---------   ---------    ---------    ---------    -----------
     Pro Rata Distributions up to       $ 10,000    $ 20,000    $  6,250     $ 12,500     $ 12,500     $ 1,266,814
       15% IRR-25% Share
     Distributions over a 15%                  0           0           0            0            0         491,373
       IRR-50% Share
   TOTAL                                $ 10,000    $ 20,000    $  6,250     $ 12,500     $ 12,500     $ 1,758,186

   COLUMBIA EQUITY TRUST
     PREDECESSOR-IRR                                                                                    ----------
     TOTAL DISTRIBUTIONS                                                                               $ 6,050,000

                                     ANNEX C

          MEADOWS IV - VALUATION OF CONTRIBUTOR'S MEMBERSHIP INTERESTS
                             (PRELIMINARY ESTIMATE)


ESTIMATED CONTRIBUTION DATE              30-JUN-05
ORIGINAL INVESTMENT DATE                 29-OCT-04

                                         29-OCT-04       28-FEB-05     30-MAY-05      30-JUN-05     30-JUN-05
                                         ---------       ---------     ---------      ---------     ---------
CONTRIBUTOR: THE OLIVER CARR COMPANY
Equity Investment                        $(300,000)
Actual/Projected Distributions                           $   7,448     $  11,158     $  16,552
                                                                                                   ---------
ESTIMATED CONTRIBUTION VALUE                                                                       $ 303,087
                                         ---------       ---------     ---------     ---------     ---------
TOTALS                                   $(300,000)      $   7,448     $  11,158     $  16,552     $ 303,087
INTERNAL RATE OF RETURN                      20.00%

                                         29-OCT-04       28-FEB-05     30-MAY-05      30-JUN-05     30-JUN-05
                                         ---------       ---------     ---------      ---------     ---------
CONTRIBUTOR:  CARR HOLDINGS
Equity Investment                        $(300,000)
Actual/Projected Distributions                           $   7,448       $  11,158     $  16,552
                                                                                                   ---------
ESTIMATED CONTRIBUTION VALUE                                                                       $ 303,087
                                         ---------       ---------     ---------     ---------     ---------
TOTALS                                   $(300,000)      $   7,448     $  11,158     $  16,552     $ 303,087
INTERNAL RATE OF RETURN                      20.00%


                                         29-OCT-04       28-FEB-05     30-MAY-05      30-JUN-05     30-JUN-05
                                         ---------       ---------     ---------      ---------     ---------
CONTRIBUTOR:  CARR CAPITAL REAL
 ESTATE INVESTMENTS, LLC
Equity Investment                        $ (24,625)
Actual/Projected Distributions                           $     611     $     916     $   1,359
                                                                                                   ---------
ESTIMATED CONTRIBUTION VALUE                                                                       $  24,879
                                         ---------       ---------     ---------     ---------     ---------
TOTALS                                   $ (24,625)      $     611     $     916     $   1,359     $  24,879
INTERNAL RATE OF RETURN                      20.00%

                                         29-OCT-04       28-FEB-05     30-MAY-05      30-JUN-05     30-JUN-05
                                         ---------       ---------     ---------      ---------     ---------
CONTRIBUTOR:  MEADOWS IV INVESTORS
   SPE, INC
Equity Investment                        $ (25,375)
Actual/Projected Distributions                           $     631     $     944     $   1,400
                                                                                                   ---------
ESTIMATED CONTRIBUTION VALUE                                                                       $  25,635
                                         ---------       ---------     ---------     ---------     ---------
TOTALS                                   $ (25,375)      $     631     $     944     $   1,400     $  25,635
INTERNAL RATE OF RETURN                      20.00%

                                     ANNEX C

          MEADOWS IV - VALUATION OF CONTRIBUTOR'S MEMBERSHIP INTERESTS
                             (PRELIMINARY ESTIMATE)
                                   (CONTINUED)

                                         29-OCT-04       28-FEB-05     30-MAY-05      30-JUN-05     30-JUN-05
                                         ---------       ---------     ---------      ---------     ---------
CONTRIBUTOR:  CLARK/CARR
  INVESTMENTS, LLC
Equity Investment                        $(2,212,500)
Actual/Projected Distributions                           $  54,931     $  82,288     $ 122,069
                                                                                                   ---------
ESTIMATED CONTRIBUTION VALUE                                                                       $2,235,259
                                         -----------     ---------     ---------     ---------     ----------
TOTALS                                   $(2,212,500)    $  54,931     $  82,288     $ 122,069     $2,235,259
INTERNAL RATE OF RETURN                        20.00%


                                         29-OCT-04       28-FEB-05     30-MAY-05      30-JUN-05     30-JUN-05
                                         ---------       ---------     ---------      ---------     ---------
CONTRIBUTOR: HOLUALOA K3
  MEADOWS IV, LLC
Equity Investment                        $(2,212,500)
Actual/Projected Distributions                           $  54,931     $  82,288     $ 122,069
                                                                                                   ---------
ESTIMATED CONTRIBUTION VALUE                                                                       $2,235,259
                                         -----------     ---------     ---------     ---------     ----------
TOTALS                                   $(2,212,500)    $  54,931     $  82,288     $ 122,069     $2,235,259
INTERNAL RATE OF RETURN                        20.00%

                                     ANNEX D

            ATRIUM - VALUATION OF CONTRIBUTOR'S MEMBERSHIP INTERESTS
                             (PRELIMINARY ESTIMATE)



ESTIMATED CONTRIBUTION DATE                30-JUN-05
ORIGINAL INVESTMENT DATE                   25-MAY-04


                                           25-MAY-04           31-OCT-04         28-FEB-05         30-APR-05         30-JUN-05
                                          -----------         -----------       -----------       -----------       -----------
CONTRIBUTOR:  AETNA
Equity Investment                         $(4,250,000)
Actual/Projected Distributions                                $   164,900       $    68,340       $    51,000
                                                                                                                    -----------
ESTIMATED CONTRIBUTION VALUE                                                                                        $ 4,604,625
                                          -----------         -----------       -----------       -----------       -----------
TOTALS                                    $(4,250,000)        $   164,900       $    68,340       $    51,000       $ 4,604,625
INTERNAL RATE OF RETURN                         14.00%

                                           25-MAY-04           31-OCT-04         28-FEB-05         30-APR-05         30-JUN-05
                                          -----------         -----------       -----------       -----------       -----------
CONTRIBUTOR:  THE OLIVER
  CARR COMPANY
Equity Investment                         $  (125,000)
Actual/Projected Distributions                                $     4,850      $     2,010       $     1,500
                                                                                                                    -----------
ESTIMATED CONTRIBUTION VALUE                                                                                        $   135,430
                                          -----------         -----------       -----------       -----------       -----------
TOTALS                                    $  (125,000)        $     4,850       $     2,010       $     1,500       $   135,430
INTERNAL RATE OF RETURN                         14.00%

                                           25-MAY-04           31-OCT-04         28-FEB-05         30-APR-05         30-JUN-05
                                          -----------         -----------       -----------       -----------       -----------
CONTRIBUTOR:  CARR HOLDINGS
Equity Investment                         $  (125,000)
Actual/Projected Distributions                                $     4,850       $     2,010       $     1,500
                                                                                                                    -----------
ESTIMATED CONTRIBUTION VALUE                                                                                        $   135,430
                                          -----------         -----------       -----------       -----------       -----------
TOTALS                                    $  (125,000)        $     4,850       $     2,010       $     1,500       $   135,430
INTERNAL RATE OF RETURN                         14.00%

                                           25-MAY-04           31-OCT-04         28-FEB-05         30-APR-05         30-JUN-05
                                          -----------         -----------       -----------       -----------       -----------
CONTRIBUTOR:  CARR CAPITAL REAL
 ESTATE INVESTMENTS, LLC
Equity Investment                         $  (125,000)
Actual/Projected Distributions                                $     4,850       $     2,010       $     1,500
                                                                                                                    -----------
ESTIMATED CONTRIBUTION VALUE                                                                                        $   135,430
                                          -----------         -----------       -----------       -----------       -----------
TOTALS                                    $  (125,000)        $     4,850       $     2,010       $     1,500       $   135,430
INTERNAL RATE OF RETURN                         14.00%

                                     ANNEX E

         VICTORY POINT - VALUATION OF CONTRIBUTOR'S MEMBERSHIP INTERESTS
                             (PRELIMINARY ESTIMATE)



ESTIMATED CONTRIBUTION DATE                     30-JUN-05
ORIGINAL INVESTMENT DATE                        08-MAR-05


                                                8-MAR-05            30-MAY-05            7-SEP-05
                                                --------            ---------            --------
CONTRIBUTOR:  CLARK/CARR INVESTMENTS LLC
Equity Investment                               $(755,000)
Actual/Projected Distributions
                                                                                         ---------
ESTIMATED CONTRIBUTION VALUE(1)                                                          $ 827,267
                                                ---------          --------              ---------
TOTALS                                          $(755,000)         $     --              $ 827,267
INTERNAL RATE OF RETURN                             20.00%

-----------------

(1)      NOTE THAT THE IRR CALCULATION IS BASED ON A MINIMUM HOLDING PERIOD OF 6
         MONTHS


                                                8-MAR-05            30-MAY-05            30-JUN-05
                                                --------            ---------            --------
CONTRIBUTOR:  CARR CAPITAL REAL ESTATE
  INVESTMENTS, LLC
Equity Investment                               $(100,000)
Actual/Projected Distributions                                     $        --
                                                                                         ---------
ESTIMATED CONTRIBUTION VALUE                                                             $ 103,246
                                                                                         ---------
TOTALS                                          $(100,000)         $        --           $ 103,246
INTERNAL RATE OF RETURN                             10.77%

MARCH 8, 2005 30 DAY LIBOR INDEX                     2.77%
ADD-ON SPREAD                                           8%
                                                ---------
TOTAL RATE OF RETURN (IRR)                          10.77%

                                     ANNEX F

       SUFFOLK BUILDING - VALUATION OF CONTRIBUTOR'S MEMBERSHIP INTERESTS
                             (PRELIMINARY ESTIMATE)


ESTIMATED CONTRIBUTION DATE                     30-JUN-05
ORIGINAL INVESTMENT DATE                        04-MAY-05


                                                4-MAY-05           30-MAY-05            30-JUN-05
                                                --------           ---------            ---------
CONTRIBUTOR:  CARR HOLDINGS, LLC
Equity Investment                               $(250,919)
Actual/Projected Distributions
                                                                                         ---------
ESTIMATED CONTRIBUTION VALUE                                                             $ 255,074
                                                ---------          --------              ---------
TOTALS                                          $(250,919)         $     --              $ 255,074
INTERNAL RATE OF RETURN                             11.09%


                                                4-MAY-05           30-MAY-05            30-JUN-05
                                                --------           ---------            ---------
CONTRIBUTOR:  CARR CAPITAL REAL
  ESTATE INVESTMENTS, LLC
Equity Investment                               $(158,581)
Actual/Projected Distributions                                     $      --
                                                                                         ---------
ESTIMATED CONTRIBUTION VALUE                                                             $ 161,207
                                                ---------          ---------             ---------
TOTALS                                          $(158,581)         $      --             $ 161,207
INTERNAL RATE OF RETURN                             11.09%

MARCH 8, 2005 30 DAY LIBOR INDEX                     3.09%
ADD-ON SPREAD                                           8%
                                                ---------
TOTAL RATE OF RETURN (IRR)                          11.09%